Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following communications were made available by Livongo Health, Inc. on LinkedIn on 09/12/20.

Livongo
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“We know there’s a lot of waste in health care, but we will trim a lot of that waste out while also improving clinical health outcomes,” Dr. Jennifer Schneider, president of Livongo said Thursday at STAT’s Health Tech Summit.”
As health tech soared, Teladoc and Livongo saw a chance to ‘accelerate’
statnews.com. 3 min read

The following communications were made available by Livongo Health, Inc. on Twitter on 09/12/20.

Livongo @Livongo . 2h
“We know there’s a lot of waste in health care, but we will trim a lot of that waste out while also improving clinical health outcomes,” @Dr_JSchneider at #STATHealthTech. Full article with @TeladocHealth’s @jasongorevic: bit.ly/2FirFul
More: bit.ly/2DnarLF
As Health tech soared, Teladoc and Livongo saw a chance to ‘accelerate’
Leader of the combined company say they’re ready to provide a single solution for care that satisfy consumers, providers, and...
statnews.com

STAT News

https://www.statnews.com/2020/09/10/teladoc-and-livongo-opportunity-to-accelerate/

September 10, 2020

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As health tech flourished, Teladoc and Livongo saw an opportunity to ‘accelerate,’ executives say

By ELIZABETH COONEY @cooney_liz

SEPTEMBER 10, 2020

It took a lot of late-night and early-morning Zoom calls plus some socially distanced in-person meetings to create the first health tech giant, all conducted during a pandemic and in near-total secrecy. Now that telemedicine provider Teladoc Health and diabetes coaching company Livongo are moving closer to clinching their $18.5 billion deal later this year, leaders of both companies say they’re ready to provide a single solution for care that will satisfy consumers, providers, and payers.

“We know there’s a lot of waste in health care, but we will trim a lot of that waste out while also improving clinical health outcomes,” Jennifer Schneider, president of Livongo, said Thursday at STAT’s Health Tech Summit. “I think in five-ish years … you’re going to see a different model where the experience of being a person receiving health care — and that’s all of us — is going to be convenient. You’re actually going to not hate it.”

To get there, the two companies need to exploit their complementary offerings, said Jason Gorevic. Currently Teladoc’s CEO, he will be the CEO of the newly combined company. “The goal here is to provide a single solution that provides whole-person care, regardless of what the clinical condition is and to really bring together the very complementary assets of the two companies.”

Teladoc, which went public in 2015, charges subscription access fees to employers and insurers so that their employees and members can gain access to doctors on its platform; patients also pay visit fees when they use the service. The company relies on doctors who are independent contractors, rather than employing providers directly. More than 70 million people in the U.S. have access to Teladoc’s platform, and the company has expanded internationally as well.

Livongo, which went public last year, makes most of its money charging employers and insurers to provide diabetes coaching and monitoring to their workers and members. The company also has growing businesses in other chronic diseases including hypertension, weight management, and behavioral health.

There’s only a 25% overlap between clients of both companies, Gorevic said, so there is room to take advantage of the new company’s combined offerings.

Telehealth as a whole has seen a steep rise and later fall in demand for remote services, tied to the coronavirus pandemic lockdowns earlier this year, followed by gradual reopening that allowed more in-person medical visits. But Teladoc’s and Livongo’s business remained steady, Gorevic and Schenider said, because the chronic nature of many patients’ conditions means their needs stay constant.

Asked if their vision for telehealth to reach more people depended on widespread broadband connectivity, Gorevic said the combined company’s model can improve care by being an “equalizer,” no matter which neighborhood you live in or how close you are to the best health care.

“What’s nice is that broadband isn’t required for a lot of the capabilities we can bring to bear,” Gorevic said. “It’s only an equalizer if people have access to it and can take advantage of it.”

Looking back at how news of their merger surprised some investors, Schneider turned to a running analogy.

“Jason sits on the board of New York Road Runners Association and I’m a runner and racer. And you know that when you’re running fast, you don’t slow down, you accelerate,” she said. “So from that standpoint, we had a massive lead, both companies, and it was exactly the time to accelerate, not to sit back.”

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.